Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE’S EUROPEAN RELEASE OF HORIZON QUANTUM

SETS NEW INDUSTRY STANDARD FOR SPECTRAL EFFICIENCY

Providing service providers with up to 2.5 times more capacity per channel,

Horizon Quantum delivers optimized backhaul for European carrier 4G LTE

Ottawa, Canada, February 8, 2010 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today introduced the Horizon Quantum in Europe, resetting the industry standard for spectral efficiency. Optimized for the rollout of “4G” Long Term Evolution (LTE) services, the DragonWave solution enables service providers to reap up to 2.5 times more capacity from their backhaul spectrum allocations.

DragonWave will display the Horizon Quantum in Stand 2A118 at Mobile World Congress, February 15-18, 2010, in Barcelona, Spain.

“Spectrum is being rapidly consumed—particularly in many European regions where microwave is widely deployed—and this is putting dramatic pressures on service providers,” said Caroline Gabriel, research director and lead analyst, wireless technologies, with Rethink Research. “Their business opportunities are being reduced by decreased availability of spectrum, and the rising cost to add channels are threatening their profit margins. These forces cast spectrum-utilization planning as an increasingly crucial activity as service providers build out 4G networks.”

Spectrum licenses already represent one of the largest recurring costs in backhaul networks for many European service providers, and backhaul capacity requirements continue to swell with the expansion of bandwidth-intensive applications such as mobile Internet, streaming video and interactive gaming. DragonWave’s Horizon Quantum leverages a range of technology innovations—higher-order modulation, packet-based architectures which enable statistical multiplexing, XPIC and bandwidth-optimization techniques, among them—to reset the industry benchmarks for spectral efficiency and packet-microwave capacity. The Horizon Quantum delivers up to an industry-leading 4 Gbps per link using two 56 MHz channels with sub-0.1-millisecond latencies, while offering a pseudowire capability for cost-effectively collapsing Ethernet and Time Division Multiplexing (TDM) traffic on a single, packet-based network.

In addition, the half-rack-unit DragonWave device integrates key nodal intelligence features that enable network operations to be streamlined and simplified. Thanks to its integrated switching capability, for example, Horizon Quantum can perform aggregation and serve as a switch for ring and mesh network architectures. This enables carriers to reduce the equipment deployed, powered and maintained in their networks. Plus, the DragonWave solution’s flexible, user-scalable bandwidth enables simple and remote scaling without site visits, affording carriers key operational cost benefits.

“Our European customers in particular have identified superior backhaul spectral efficiency as one of their primary needs for staying ahead of bandwidth demand in the ongoing LTE evolution,” said Peter Allen, president and CEO, DragonWave. “Only the Horizon Quantum delivers the combination of spectral efficiency, capacity and packet-microwave intelligence that these service providers will need to satisfy the demands of their customers at an economical cost per bit.”

The Horizon Quantum delivers interference-free performance in both licensed and unlicensed radio frequencies in the 6 to 38 GHz range. The carrier-grade DragonWave solution enables 99.999 percent service reliability, delivers advanced security and fully supports Synchronous Ethernet and other critical Ethernet data transport capabilities such as virtual local area network (VLAN) queuing/prioritization, flow control and jumbo packets. The Horizon Quantum is easy to install, configure and maintain and can be remotely managed.

About DragonWave Inc.

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle	Becky Obbema
Marketing Communications	Interprose Public Relations
DragonWave Inc.	(for DragonWave)
nkittle@dragonwaveinc.com	becky.obbema@interprosepr.com
Tel: 613-599-9991 ext 2262	Tel: 408-778-2024